April 1, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Request to Withdraw 10-K FORMCAP CORP. Filed March 28, 2013 ACCESSION NUMBER: 0001137171-13-000125

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its 10-K (SEC File No. 000-28847), together with all exhibits thereto (collectively, the "10-K"). The 10-K was originally filed with the Commission on March 28, 2013.

Please note the filing of the 10-K was inadvertently filed as a "10-K" rather than a "12B-25".